FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2012

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	English translation of the Quarterly Securities Report (Shihanki Hokokusho) for the six-month period ended September 30, 2012 pursuant to the Financial Instruments and Exchange Law of Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: November 13, 2012	By:	/s/ Takuya Kozuki
	Name:	Takuya Kozuki
	Title:	Representative Director, President

KONAMI CORPORATION filed its Quarterly Securities Report for the six-month period ended September 30, 2012 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on November 12, 2012. The following is the summary of the Quarterly Securities Report.

I	Corporate Information

A.	Corporate Overview

1.	Selected Financial Data

2.	Overview of Business

B.	Business

1.	Risks Relating to Our Business

2.	Significant Contracts

3.	Results of Operations and Financial position

C.	Information on Reporting Company

1.	Share Information

a.	Total Number of Shares

b.	Stock Acquisition Rights

c.	Convertible Bonds Exercise

d.	Rights Plan

e.	Common Stock and Additional Paid-in Capital

f.	Major Shareholders

g.	Voting Rights

2.	Directors and Corporate Auditors

D.	Financial Statements

1.	Quarterly Consolidated Financial Statements

2.	Others

II	Information on Guarantors

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets (Unaudited)

	Millions of Yen
	March 31, 2012	September 30, 2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥76,451	¥61,574
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥380 million at March 31, 2012 and ¥210 million at September 30, 2012	33,647	26,339
Inventories	22,121	26,586
Deferred income taxes, net	20,503	19,438
Prepaid expenses and other current assets	9,243	13,849

Total current assets	161,965	147,786

PROPERTY AND EQUIPMENT, net	62,251	62,791

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	429	365
Investments in affiliate	2,184	2,183
Identifiable intangible assets	41,283	42,228
Goodwill	21,875	21,852
Lease deposits	26,827	26,954
Deferred income taxes, net	976	967
Other assets	10,216	10,163

Total investments and other assets	103,790	104,712

TOTAL ASSETS	¥328,006	¥315,289

See accompanying notes to consolidated financial statements.

	Millions of Yen
	March 31, 2012	September 30, 2012
LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	¥2,300	¥3,452
Current portion of long-term debt	5,000	5,000
Current portion of capital lease and financing obligations	2,458	2,301
Trade notes and accounts payable	16,290	14,174
Accrued income taxes	10,449	5,778
Accrued expenses	19,993	16,172
Deferred revenue	5,595	6,392
Other current liabilities	5,805	5,980

Total current liabilities	67,890	59,249

LONG-TERM LIABILITIES:
Long-term debt, less current portion	5,000	—
Capital lease and financing obligations, less current portion	24,803	23,703
Accrued pension and severance costs	1,641	1,617
Deferred income taxes, net	4,024	4,237
Other long-term liabilities	8,928	8,708

Total long-term liabilities	44,396	38,265

TOTAL LIABILITIES	112,286	97,514

COMMITMENTS AND CONTINGENCIES (Note 12)
EQUITY
KONAMI CORPORATION stockholders’ equity:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,500,000 shares at March 31, 2012 and September 30, 2012; outstanding 138,620,152 shares at March 31, 2012 and 138,619,273 shares at September 30, 2012	47,399	47,399
Additional paid-in capital	74,175	74,175
Legal reserve	284	284
Retained earnings	107,565	111,054
Accumulated other comprehensive loss	(2,719)	(4,232)
Treasury stock, at cost- 4,879,848 shares at March 31, 2012 and 4,880,727 shares at September 30, 2012	(11,246)	(11,248)

Total KONAMI CORPORATION stockholders’ equity	215,458	217,432

Noncontrolling interest	262	343

TOTAL EQUITY	215,720	217,775

TOTAL LIABILITIES AND EQUITY	¥328,006	¥315,289

See accompanying notes to consolidated financial statements.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited)

For the six months ended September 30, 2011 and 2012

Consolidated Statements of Income

	Millions of Yen
	Six months ended September 30, 2011	Six months ended September 30, 2012
NET REVENUES:
Product sales revenue	¥61,559	¥45,965
Service and other revenue	61,537	60,708

Total net revenues	123,096	106,673

COSTS AND EXPENSES:
Costs of products sold	37,007	26,483
Costs of services rendered and others	41,778	43,725
Selling, general and administrative	23,791	23,902
Earthquake related expenses	335	—

Total costs and expenses	102,911	94,110

Operating income	20,185	12,563

OTHER INCOME (EXPENSES):
Interest income	118	91
Interest expense	(726)	(678)
Foreign currency exchange gain (loss), net	(195)	(369)
Other, net	(7)	(119)

Other income (expenses), net	(810)	(1,075)

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	19,375	11,488
INCOME TAXES	7,841	4,465
EQUITY IN NET INCOME OF AFFILIATED COMPANY	2	13

NET INCOME	11,536	7,036
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	74	81

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥11,462	¥6,955

Consolidated Statements of Comprehensive Income

	Millions of Yen
	Six months ended September 30, 2011	Six months ended September 30, 2012
Net income	¥11,536	¥7,036

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(2,342)	(1,542)
Net unrealized gains on available-for-sale securities	3	27
Pension liability adjustment	121	2

Other comprehensive loss	(2,218)	(1,513)

Comprehensive income	9,318	5,523

Comprehensive income attributable to the non controlling interest	74	81

Comprehensive income attributable to KONAMI CORPORATION	¥9,244	¥5,442

PER SHARE DATA:
	Six months ended September 30, 2011	Six months ended September 30, 2012
Net income attributable to KONAMI CORPORATION per share:
Basic	¥82.89	¥50.17
Diluted	82.89	50.17

Weighted-average common shares outstanding	138,272,696	138,619,565
Diluted weighted-average common shares outstanding	138,272,696	138,619,565

See accompanying notes to consolidated financial statements.

For the three months ended September 30, 2011 and 2012

Consolidated Statements of Income

	Millions of Yen
	Three months ended September 30, 2011	Three months ended September 30, 2012
NET REVENUES:
Product sales revenue	¥36,123	¥26,699
Service and other revenue	32,058	30,846

Total net revenues	68,181	57,545

COSTS AND EXPENSES:
Costs of products sold	20,805	15,516
Costs of services rendered and others	21,199	22,305
Selling, general and administrative	12,962	12,541
Earthquake related expenses	54	—

Total costs and expenses	55,020	50,362

Operating income	13,161	7,183

OTHER INCOME (EXPENSES):
Interest income	78	37
Interest expense	(368)	(333)
Foreign currency exchange gain (loss), net	(199)	(40)
Other, net	(3)	(4)

Other income (expenses), net	(492)	(340)

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	12,669	6,843
INCOME TAXES	5,220	2,571
EQUITY IN NET INCOME OF AFFILIATED COMPANY	13	10

NET INCOME	7,462	4,282
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	43	42

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥7,419	¥4,240

Consolidated Statements of Comprehensive Income

	Millions of Yen
	Three months ended September 30, 2011	Three months ended September 30, 2012
Net income	¥7,462	¥4,282

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(1,697)	(274)
Net unrealized gains (losses) on available-for-sale securities	10	(15)
Pension liability adjustment	107	1

Other comprehensive loss	(1,580)	(288)

Comprehensive income	5,882	3,994

Comprehensive income attributable to the non controlling interest	43	42

Comprehensive income attributable to KONAMI CORPORATION	¥5,839	¥3,952

PER SHARE DATA:
	Three months ended September 30, 2011	Three months ended September 30, 2012
Net income attributable to KONAMI CORPORATION per share:
Basic	¥53.52	¥30.59
Diluted	53.52	30.59

Weighted-average common shares outstanding	138,626,201	138,619,356
Diluted weighted-average common shares outstanding	138,626,201	138,619,356

See accompanying notes to consolidated financial statements.

(3) Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen
	Six months ended September 30, 2011	Six months ended September 30, 2012
Cash flows from operating activities:
Net income	¥11,536	¥7,036
Adjustments to reconcile net income to net cash used in operating activities -
Depreciation and amortization	4,718	4,726
Provision for doubtful receivables	67	(177)
Loss on sale or disposal of property and equipment, net	215	59
Equity in net income of affiliated company	(2)	(13)
Deferred income taxes	1,531	1,034
Change in assets and liabilities, net of businesses acquired:
Decrease (increase) in trade notes and accounts receivable	(7,519)	6,782
Increase in inventories	(6,810)	(5,193)
Decrease (increase) in other receivables	305	(42)
Increase in prepaid expenses	(65)	(995)
Decrease in trade notes and accounts payable	(3,368)	(1,868)
Increase (decrease) in accrued income taxes, net of tax refunds	622	(7,947)
Decrease in accrued expenses	(55)	(2,495)
Increase in deferred revenue	5,634	925
Decrease in advance received	(126)	(88)
Decrease in deposits	(148)	(2)
Other, net	497	(1,036)

Net cash provided by operating activities	7,032	706

Cash flows from investing activities:
Capital expenditures, including interest capitalized	(5,100)	(5,306)
Proceeds from sales of property and equipment	5	1
Decrease (increase) in lease deposits, net	320	(9)
Decrease in term deposits, net	1,412	—
Acquisition of business	—	(1,245)
Other, net	12	9

Net cash used in investing activities	(3,351)	(6,550)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings, net	(1,500)	1,152
Redemption of bonds	(5,000)	(5,000)
Principal payments under capital lease and financing obligations	(1,140)	(1,291)
Dividends paid	(2,229)	(3,460)
Purchases of treasury stock by parent company	(22)	(3)
Proceeds from sale-leaseback transactions	1,547	—
Other, net	1	2

Net cash used in financing activities	(8,343)	(8,600)

Effect of exchange rate changes on cash and cash equivalents	(923)	(433)

Net decrease in cash and cash equivalents	(5,585)	(14,877)

Cash and cash equivalents, beginning of the period	59,541	76,451

Cash and cash equivalents, end of the period	¥53,956	¥61,574

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements (Unaudited)

1. Basis of Presentation

KONAMI CORPORATION (the “Company”) and its subsidiaries (collectively “KONAMI”) prepared the accompanying consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S.GAAP”). KONAMI became publicly traded on the New York Stock Exchange in September 2002, and prepares its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the U.S. Securities and Exchange Commission.

2. Reclassifications

Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the current period.

3. New Accounting Pronouncements Adopted

Effective April 1, 2012, KONAMI has adopted Accounting Standards Update (“ASU”) 2011-05 “Comprehensive Income (Topic 220): Presentation of Comprehensive Income”, which was subsequently amended by ASU2011-12 “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU2011-05”. ASU2011-05 requires the presentation of net income and other comprehensive income in a single continuous statement or in two separate but consecutive statements and eliminates the current option to report comprehensive income in the statement of equity. ASU2011-12 would defer the requirement to separately present within net income reclassification adjustments of items out of accumulated other comprehensive income, a part of which is required in ASU2011-05. The adoption of ASU2011-05 and ASU2011-12 did not have a material impact on KONAMI’s financial position and results.

4. Inventories

Inventories at March 31, 2012 and September 30, 2012 consisted of the following:

	Millions of Yen
	March 31, 2012	September 30, 2012
Finished products	¥7,158	¥8,029
Work in process	10,078	13,880
Raw materials and supplies	4,885	4,677

Total	¥22,121	¥26,586

5. Property and Equipment

Property and equipment at March 31, 2012 and September 30, 2012 consisted of the following:

	Millions of Yen
	March 31, 2012	September 30, 2012
Property and equipment, at cost:
Land	¥14,532	¥14,514
Buildings and structures	75,301	76,060
Tools, furniture and fixtures	25,050	25,104
Construction in progress	182	1,921

Total	115,065	117,599
Less-Accumulated depreciation and amortization	(52,814)	(54,808)

Net property and equipment	¥62,251	¥62,791

6. Business Combinations

On July 2, 2012, 4K Media Inc. (formerly 4K Acquisition Corp.), a subsidiary of the Company, entered into an asset purchase agreement with 4Kids Entertainment, Inc., which was engaged in the business of production of television and movie programs and licensing-out its content. The purpose of this agreement was to upgrade and extend the content of the Digital Entertainment business. The assets including merchandising rights to its content were acquired for ¥1,164 million in cash.

The following table summarizes the assets acquired at the acquisition date, with the acquisition cost allocated, preliminary, to each acquired asset:

Millions of Yen
Current assets	¥116
Property and equipment	7
Identifiable intangible assets	1,018
Other assets	23

Total assets acquired	¥1,164

The results of operations of 4K Media Inc. from the acquisition date to this period ended September 30, 2012 were not material. The pro forma condensed combined financial information is not disclosed because the effect of this acquisition on KONAMI’s consolidated financial statements is not material.

7. Severance and Retirement Plans

Net periodic cost of KONAMI’s plans for the six and three months ended September 30, 2011 and 2012 included the following components:

During the fiscal year ended March 31, 2012, KONAMI terminated all of its defined benefit severance and retirement plans. Certain domestic subsidiaries made a transition to the defined contribution plans. Meanwhile, certain domestic subsidiaries encouraged the voluntary retirement plans, resulting in special granting termination benefits for the six months ended September 30, 2011.

	Millions of Yen
	Six months ended September 30, 2011	Six months ended September 30, 2012
Service cost – benefits earned during the period	¥132	—
Interest cost on projected benefit obligation	15	—
Expected return on plan assets	(14)	—
Recognized actuarial loss	20	—
Settlement loss	—	¥3
Loss from special termination benefit	648	—

Net periodic cost	¥801	¥3

	Millions of Yen
	Three months ended September 30, 2011	Three months ended September 30, 2012
Service cost – benefits earned during the period	¥66	—
Interest cost on projected benefit obligation	8	—
Expected return on plan assets	(7)	—
Recognized actuarial loss	10	—
Settlement loss	—	¥0
Loss from special termination benefit	422	—

Net periodic cost	¥499	¥0

8. Equity

The changes in the carrying amount of KONAMI CORPORATION stockholders’ equity, noncontrolling interest and total equity in the consolidated balance sheets for the six and three months ended September 30, 2011 and 2012 were as follows:

	Millions of Yen
For the six months ended September 30, 2011	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at March 31, 2011	¥193,914	¥4,493	¥198,407

Cash dividends attributable to KONAMI CORPORATION stockholders	(2,231)	—	(2,231)
Purchase of treasury stock	5,047	—	5,047
Equity transaction with noncontrolling interests and others	(639)	(4,356)	(4,995)
Comprehensive income:
Net income for the period	11,462	74	11,536
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(2,342)	—	(2,342)
Net unrealized gains on available-for-sale securities	3	—	3
Pension liability adjustment	121	—	121

Comprehensive income for the period	9,244	74	9,318

Balance at September 30, 2011	¥205,335	¥211	¥205,546

	Millions of Yen
For the six months ended September 30, 2012	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at March 31, 2012	¥215,458	¥262	¥215,720

Cash dividends attributable to KONAMI CORPORATION stockholders	(3,466)	—	(3,466)
Purchase of treasury stock	(2)	—	(2)
Comprehensive income:
Net income for the period	6,955	81	7,036
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(1,542)	—	(1,542)
Net unrealized gains on available-for-sale securities	27	—	27
Pension liability adjustment	2	—	2

Comprehensive income for the period	5,442	81	5,523

Balance at September 30, 2012	¥217,432	¥343	¥217,775

	Millions of Yen
For the three months ended September 30, 2011	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at June 30, 2011	¥199,511	¥168	¥199,679

Purchase of treasury stock	(15)	—	(15)
Comprehensive income:
Net income for the period	7,419	43	7,462
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(1,697)	—	(1,697)
Net unrealized gains on available-for-sale securities	10	—	10
Pension liability adjustment	107	—	107

Comprehensive income for the period	5,839	43	5,882

Balance at September 30, 2011	¥205,335	¥211	¥205,546

	Millions of Yen
For the three months ended September 30, 2012	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at June 30, 2012	¥213,480	¥301	¥213,781

Purchase of treasury stock	0	—	0
Comprehensive income:
Net income for the period	4,240	42	4,282
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(274)	—	(274)
Net unrealized losses on available-for-sale securities	(15)	—	(15)
Pension liability adjustment	1	—	1

Comprehensive income for the period	3,952	42	3,994

Balance at September 30, 2012	¥217,432	¥343	¥217,775

9. Fair Value of Financial Instruments

Cash and cash equivalents, Trade notes and accounts receivable, Trade notes and accounts payable, Accrued expenses, and Short-term borrowings

The carrying amount approximates fair value because of the short maturity of these instruments.

Investments in marketable securities

The fair values of the Company and its domestic subsidiaries’ investments in marketable securities are based on quoted market prices.

Investments in non-marketable securities

For investments in non-marketable securities for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. It was not practicable to estimate the fair value of common stock representing certain untraded companies. These investments are carried at cost.

Long-term debt

The fair values of the Company and its domestic subsidiaries’ long-term debt instruments are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the Company’s current borrowing rate for similar debt instruments of comparable maturity.

Derivative financial instruments

The fair values of derivative financial instruments, consisting principally of foreign exchange forward contracts, all of which are used for purposes other than trading, are estimated by obtaining quotes from counterparties or third parties.

The estimated fair values of the Company and its domestic subsidiaries’ financial instruments at March 31, 2012 and September 30, 2012 are as follows:

	Millions of Yen
	March 31, 2012		September 30, 2012
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Non-derivatives:
Investment in marketable securities	¥429	¥429	¥365	¥365
Long-term debt, including current portion	(10,000)	(10,035)	(5,000)	(5,024)
Derivatives:
Foreign exchange forward contracts:
Assets	—	—	—	—
Liabilities	0	0	—	—

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

10. Fair Value Measurements

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants and requires that assets and liabilities carried at fair value are classified and disclosed in the following three categories:

Level 1	–	Quoted prices for identical assets or liabilities in active markets

Level 2	–	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets

Level 3	–	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of March 31, 2012 and September 30, 2012, our assets and liabilities measured at fair value on a recurring basis are summarized in the following table by the type of inputs applicable to the fair value measurements.

	Millions of Yen
March 31, 2012	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	¥429	—	—	¥429

Total assets	¥429	—	—	¥429

Liabilities:
Derivatives	—	¥0	—	¥0

Total liabilities	—	¥0	—	¥0

	Millions of Yen
September 30, 2012	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	¥365	—	—	¥365

Total assets	¥365	—	—	¥365

Liabilities	—	—	—	—

Total liabilities	—	—	—	—

Level 1 investments are comprised solely of available-for-sale securities, which is valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Derivative financial instruments are comprised of foreign exchange forward contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates.

As of March 31, 2012 and September 30, 2012, KONAMI did not have any Level 3 financial instruments that were measured and recorded at fair value on a recurring basis.

11. Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The operating segments are managed separately as each segment represents a strategic business unit that offers different products and serves different markets.

KONAMI operates on a worldwide basis principally with the following four business segments:

1. Digital Entertainment:	Production, manufacture and sale of digital content and related products including Content for social networks, Online games, Computer & Video Games, Amusement and Card Games.

2. Health & Fitness:	Operation of health and fitness clubs, and production, manufacture and sale of health and fitness related goods.

3. Gaming & Systems:	Development, manufacture, sale and service of gaming machines and the Casino Management System for overseas markets.

4. Pachinko & Pachinko Slot Machines:	Production, manufacture and sale of pachinko slot machines and LCDs units for pachinko machines.

Notes:

1.	“Corporate” primarily consists of administrative expenses of the Company.
2.	“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.
3.	Intersegment sales and revenues are generally recorded at values that represent arm’s-length fair value.

The following tables summarize revenue and operating income (loss) by operating segment which are the primary measures used by KONAMI’s chief operating decision maker to measure KONAMI’s operating results and to measure segment profitability and performance. This information is derived from KONAMI’s management reports which have been prepared based on U.S. GAAP.

a. Segment information

Six months ended September 30, 2011	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥57,767	¥41,464	¥10,543	¥13,322	—	¥123,096
Intersegment	343	114	—	3	¥(460)	—

Total	58,110	41,578	10,543	13,325	(460)	123,096
Operating expenses	43,003	40,493	7,790	9,636	1,989	102,911

Operating income (loss)	¥15,107	¥1,085	¥2,753	¥3,689	¥(2,449)	¥20,185

Six months ended September 30, 2012	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥52,317	¥40,321	¥11,393	¥2,642	—	¥106,673
Intersegment	374	14	—	1	¥(389)	—

Total	52,691	40,335	11,393	2,643	(389)	106,673
Operating expenses	40,992	38,971	8,543	2,433	3,171	94,110

Operating income (loss)	¥11,699	¥1,364	¥2,850	¥210	¥(3,560)	¥12,563

Three months ended September 30, 2011	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥31,827	¥21,309	¥5,445	¥9,600	—	¥68,181
Intersegment	181	11	—	3	¥(195)	—

Total	32,008	21,320	5,445	9,603	(195)	68,181
Operating expenses	22,960	20,518	3,927	6,649	966	55,020

Operating income (loss)	¥9,048	¥802	¥1,518	¥2,954	¥(1,161)	¥13,161

Three months ended September 30, 2012	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥29,655	¥20,613	¥6,188	¥1,089	—	¥57,545
Intersegment	216	5	—	1	¥(222)	—

Total	29,871	20,618	6,188	1,090	(222)	57,545
Operating expenses	23,364	19,936	4,367	1,284	1,411	50,362

Operating income (loss)	¥6,507	¥682	¥1,821	¥(194)	¥(1,633)	¥7,183

b. Geographic information

Six months ended September 30, 2011	Japan	United States	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥102,495	¥13,938	¥3,729	¥2,934	¥123,096	—	¥123,096
Intersegment	4,090	667	194	114	5,065	¥(5,065)	—

Total	106,585	14,605	3,923	3,048	128,161	(5,065)	123,096
Operating expenses	88,877	12,118	4,211	2,828	108,034	(5,123)	102,911

Operating income	¥17,708	¥2,487	¥(288)	¥220	¥20,127	¥58	¥20,185

Six months ended September 30, 2012	Japan	United States	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥81,478	¥16,957	¥5,655	¥2,583	¥106,673	—	¥106,673
Intersegment	5,339	899	75	266	6,579	¥(6,579)	—

Total	86,817	17,856	5,730	2,849	113,252	(6,579)	106,673
Operating expenses	77,142	14,933	5,837	2,852	100,764	(6,654)	94,110

Operating income (loss)	¥9,675	¥2,923	¥(107)	¥(3)	¥12,488	¥75	¥12,563

Three months ended September 30, 2011	Japan	United States	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥57,855	¥7,201	¥1,803	¥1,322	¥68,181	—	¥68,181
Intersegment	2,177	388	169	31	2,765	¥(2,765)	—

Total	60,032	7,589	1,972	1,353	70,946	(2,765)	68,181
Operating expenses	47,880	6,304	2,308	1,269	57,761	(2,741)	55,020

Operating income (loss)	¥12,152	¥1,285	¥(336)	¥84	¥13,185	¥(24)	¥13,161

Three months ended September 30, 2012	Japan	United States	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥42,280	¥9,670	¥4,186	¥1,409	¥57,545	—	¥57,545
Intersegment	3,657	474	24	245	4,400	¥(4,400)	—

Total	45,937	10,144	4,210	1,654	61,945	(4,400)	57,545
Operating expenses	40,983	8,146	4,049	1,653	54,831	(4,469)	50,362

Operating income	¥4,954	¥1,998	¥161	¥1	¥7,114	¥69	¥7,183

For the purpose of presenting its operations in geographic areas above, KONAMI attributes revenues from external customers to individual countries in each area based on where the Company and its subsidiaries sold products or rendered services.

12. Commitments and Contingencies

KONAMI is subject to pending claims and litigation. After review and consultation with counsel, management considered that any liability that may result from the disposition of such lawsuits would not be material.

KONAMI has placed firm orders for purchases of property and equipment and other assets amounting to approximately ¥17,511 million as of September 30, 2012.

13. Subsequent Events

No reportable subsequent events occurred.